Mail Stop 4561
Via fax (775) 562-4736

September 25, 2009

Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, NV 89703

Dear Mr. Yomoguita:

　　　　We have completed our review of your Item 4.01 Form 8-K/A filed on September 9, 2009 and your response letter dated on September 23, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Craig Wilson
　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant